Exhibit 99.1

For Immediate Release

IC Power Completes Acquisition of Energuate, a Private Electricity Distribution Business in Guatemala

January 28, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that its wholly-owned subsidiary I.C. Power Ltd. (“IC Power”) has completed its previously-announced acquisition of 100% of the holding company which indirectly owns 90.6% and 92.7% of two electricity distribution companies in Guatemala and 100% of two smaller, related businesses (the four acquired businesses are collectively referred to as “Energuate”), for a total consideration of $265 million, using a combination of cash on hand and a $120 million loan facility, which IC Power entered into in December 2015.

Energuate’s two electricity distribution companies provide services for approximately 1.6 million households in Guatemala (representing approximately 60% of Guatemala’s distribution clients) and distributes energy across an approximately 100,000 km2 area in Guatemala.

For the year ended December 31, 2015, Energuate’s revenues are estimated to be in the range of $550 million to $580 million and its EBITDA (earnings before interest, taxes, depreciation and amortization) is estimated to be in the range of $105 million to $115 million. These figures are based upon preliminary unaudited financial information of the Energuate businesses. Energuate’s total financial debt and cash on hand as of January 22, 2016 are estimated to be approximately $289 million and $68 million, respectively. IC Power is preparing financial statements of the Energuate companies in accordance with International Financial Reporting Standards (“IFRS”) and will publish such financials when an audit of those figures is complete. The audited figures under IFRS may differ from the figures presented herein.1

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include estimates of revenues, EBITDA, total financial debt and cash on hand of the Energuate businesses, IC Power’s plan to publish financials of Energuate in accordance with IFRS and potential differences between the audited figures under IFRS that will be published and the preliminary figures presented herein. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include risks associated with acquiring a company (including integration risks and risks of unanticipated liabilities), risks related to the preparation and audit of Energuate’s financial statements, and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, IC Power and Kenon undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

[1]	The financial information presented herein reflects preliminary estimated figures derived from preliminary unaudited financial information of the Energuate businesses which has not been prepared on a consolidated basis under IFRS. Additionally, the Energuate companies present their financial statements in Guatemalan Quetzales. The U.S. Dollar amounts presented herein have been estimated using the average USD: Guatemalan Quetzales exchange rate in 2015 for revenues and EBITDA and the exchange rate in effect on January 22, 2016 for total financial debt and cash on hand.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation facilities in the Latin American, Caribbean and Israeli power generation markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246